U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

0-50090
(SEC File Number)

02906R 101
CUSIP Number

(Check one): Form 10-K [ ] Form 20-F  [_] Form 11-K  [_] Form 10-Q [X ] Form 10-D [_] Form N-SAR [_] Form N-CSR [_]

         For Period Ended:  June 30, 2011

         [_]  Transition Report on Form 10-K
         [_]  Transition Report on Form 20-F
         [_]  Transition Report on Form 11-K
         [  ]  Transition Report on Form 10-Q
         [_]  Transition Report on Form N-SAR

         For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

AMERICAN POST TENSION, INC.
(Exact name of registrant as specified in its charter)

(Former Name if Applicable)
1365 N. Courtenay Parkway, Suite A
Address of principal executive office (Street and Number

Merritt Island, FL 32953
City, state and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-Q Could not be filed within the prescribed time period.

The Registrant completed a major corporate restructuring as of June 30, 2011 which included the acquisition of a new operating subsidiary.  As a result of issues related to the integration of the financial operating results of the new acquisitions and acquiring the necessary historic financial information, Registrant has been unable to complete the preparation and review of its consolidated financial reports for the quarter.  The financial statements will be completed and the required for 10-Q will be filed within five calendar days of the original due date.  No accountant’s statement or exhibit is required under Rule 12b-25(c).

PART IV-- OTHER INFORMATION

(1)              Name and telephone number of person to contact in regard to this notification

 John Burke                                                              321                          452-9091
______________                                          _________          _________________
       (Name)                                                       (Area Code)         (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).                                                                                                                                                                                                                    [X] Yes [_] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                                                                                                                                                                                                                                                                    [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN POST TENSION, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

American Post Tension, Inc.

Date: June 30, 2011                                                                By: /s/ Michael W. Abbott
 Name: Michael W. Abbott
 Chairman and President